UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Autozi Internet Technology (Global) Ltd.

(Name of Issuer)

Class A ordinary shares, par value US$0.000001 per share

(Title of Class of Securities)

G06382108

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. G06382108

1.	Names of Reporting Persons Weixi Zhang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	7,832,900(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	7,832,900(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,832,900(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	11.1%(2)
12.	Type of Reporting Person	IN

(1)	Represents 7,832,900 Class A ordinary shares, par value US$0.000001 per share, of the Issuer (“Class A Ordinary Shares”) held of record by Qichuang Development Co., Ltd, a British Virgin Islands company controlled by Weixi Zhang.

(2)	Percentage is calculated based on the Issuer’s 70,386,100 total Class A Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of Class A Ordinary Shares) as of August 28, 2024, as reported by the Issuer on its final prospectus on Form F-1 filed with the Security and Exchange Commission on August 28, 2024 in connection with its initial public offering (the “424B4 Prospectus”).

CUSIP No. G06382108

1.	Names of Reporting Persons Qichuang Development Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	7,832,900(1)
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	7,832,900(1)
	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	7,832,900(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	11.1%(2)
12.	Type of Reporting Person	CO

(1)	Represents 7,832,900 Class A Ordinary Shares held of record by Qichuang Development Co., Ltd.

(2)	Percentage is calculated based on the Issuer’s 70,386,100 total Class A Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of Class A Ordinary Shares) as of August 28, 2024, as reported by the Issuer on the 424B4 Prospectus.

Item 1.

(a)	Name of Issuer: Autozi Internet Technology (Global) Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices: Building B09 Intelligence Park, No. 26 Yongtaizhuang North Road, Haidian District, Beijing, China

Item 2.

(a)	Name of Person Filing:

Weixi Zhang

Qichuang Development Co., Ltd

(each a “Reporting Person” and collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence:

Weixi Zhang: Room608, Building B Xigema Apartment, Zhi Chun Road No.49, Haidian District, Beijing，China

Qihuang Development Co., Ltd: Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, VG 1110, British Virgin Islands

(c)	Citizenship:

Weixi Zhang: The People’s Republic of China

Qichuang Development Co., Ltd: British Virgin Islands

(d)	Title of Class of Securities:

Class A ordinary shares, par value US$0.000001 per share, of the Issuer.

(e)	CUSIP Number: G06382108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a)	☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on each cover page.

(b)	Percentage of class:

See the responses to Item 11 on each cover page.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on each cover page.

	(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on each cover page.

	(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on each cover page.

	(iv)	Shared power to vote or to direct the disposition of: See the responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

Weixi Zhang

By:	/s/ Weixi Zhang

Qichuang Development Co., Ltd

By:	/s/ Weixi Zhang
Name:	Weixi Zhang
Title:	Director

Exhibit Index

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement